UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

Country Style Cooking Restaurant Chain Co., Ltd.

(Name of the Issuer)

Country Style Cooking Restaurant Chain Co., Ltd.

Country Style Cooking Restaurant Chain Holding Limited

Country Style Cooking Restaurant Chain Merger Company Limited

Ms. Hong Li

Mr. Xingqiang Zhang

Mr. Zhiyun Peng

Mr. Zhiyong Hong

Mr. Jinjing Hong

Mr. Liping Deng

Regal Fair Holdings Limited

Sky Success Venture Holdings Limited

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.001 per share

American Depositary Shares, each representing four Ordinary Shares

(Title of Class of Securities)

22238M109

(CUSIP Number)

Country Style Cooking Restaurant Chain Co., Ltd.
Country Style Cooking Restaurant Chain Holding Limited

Country Style Cooking Restaurant Chain Merger Company Limited

16th Floor, C1 Building,

Chongqing Headquarters City District C

No.780 Jingwei Avenue, Yuzhong District

Chongqing 400020

People’s Republic of China

Tel: +86-23-8866-8866

Hong Li

Xingqiang Zhang

Regal Fair Holdings Limited

c/o Country Style Cooking Restaurant Chain Co., Ltd.

16th Floor, C1 Building,

Chongqing Headquarters City District C

No.780 Jingwei Avenue, Yuzhong District

Chongqing 400020

People’s Republic of China

Tel: +86-23-8866-8866

Zhiyun Peng

Zhiyong Hong

Jinjing Hong

Liping Deng

Sky Success Venture Holdings Limited

c/o Sky Success Venture Holdings Limited

13/F, No. 609 Yunling East Road,

Putuo District, Shanghai 20062

People’s Republic of China

Tel: +86-21-3250-8855

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

David T. Zhang, Esq. Jesse Sheley, Esq. Kirkland & Ellis 26th Floor, Gloucester Tower The Landmark 15 Queen’s Road, Central Hong Kong	Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 42/F, Edinburgh Tower The Landmark 15 Queen’s Road, Central Hong Kong	Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jianguomenwai Avenue Chaoyang District Beijing 100004 People’s Republic of China

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer

☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**

$45,497,403.46	$4,581.59

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $1.3075 for 33,632,236 outstanding Shares and 956,664 restricted Shares of the issuer and subject to the transaction plus (b) the product of options to purchase 885,908 Shares multiplied by $0.3075 per option (which is the difference between the $1.3075 per share merger consideration and the weighted average exercise price of $1 per share) ((a) and (b) together, the “Transaction Valuation”).

** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, was calculated by multiplying the Transaction Valuation by 0.0001007.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTION

This Amendment No. 4 (this “Final Amendment”) to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Country Style Cooking Restaurant Chain Co., Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, par value US$0.001 per share (each, a “Share” and collectively, the “Shares”), including the Shares represented by the American depositary shares, each representing four Shares (“ADSs”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Country Style Cooking Restaurant Chain Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”); (c) Country Style Cooking Restaurant Chain Merger Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands that is wholly-owned by Parent (“Merger Sub”); (d) Ms. Hong Li, the co-founder and chairwoman of the board of directors of the Company (“Ms. Li” or the “Chairwoman”); (e) Mr. Xingqiang Zhang, the co-founder, chief executive officer, chief operating officer, acting chief financial officer and a director of the Company (“Mr. Zhang”); (f) Mr. Zhiyun Peng, a director of the Company and joint owner of Sky Success Venture Holdings Limited (“Mr. Peng”); (g) Mr. Zhiyong Hong, a joint owner of Sky Success Venture Holdings Limited; (h) Mr. Jinjing Hong, a joint owner of Sky Success Venture Holdings Limited; (i) Mr. Liping Deng, a joint owner of Sky Success Venture Holdings Limited (“Mr. Deng”); (j) Regal Fair Holdings Limited, a British Virgin Islands company jointly owned by Ms. Li and Mr. Zhang (“Regal Fair”); and (k) Sky Success Venture Holdings Limited, a British Virgin Islands company jointly owned by Mr. Peng, Mr. Zhiyong Hong, Mr. Jinjing Hong and Mr. Deng (“Sky Success”). Ms. Li, Mr. Zhang, Mr. Peng, Mr. Zhiyong Hong, Regal Fair and Sky Success, together with SIG China Investments One, Ltd., a Cayman Islands company (“SIG China”), are collectively referred to herein as the “Rollover Shareholders.” Filing Persons (b) through (k) are collectively referred to herein as the “Buyer Group.”

This Transaction Statement relates to the agreement and plan of merger, dated as of December 17, 2015, by and among Parent, Merger Sub and the Company (the “merger agreement”), pursuant to which Merger Sub merged with and into the Company (the “merger”) with the Company continuing as the surviving company.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

All information contained in this Final Amendment concerning each Filing Person has been supplied by such Filing Person.

Item 15 Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On April 20, 2016, at 10:00 am (Hong Kong time), an extraordinary general meeting of the shareholders of the Company was held at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong. At the extraordinary general meeting, the shareholders of the Company voted to authorize and approve the merger agreement, the plan of merger substantially in the form attached as Annex A to the merger agreement (the “plan of merger”) and the transactions contemplated by the merger agreement and the plan of merger, including the merger.

On April 20, 2016, the Company filed the plan of merger with the Cayman Islands Registrar of Companies, pursuant to which the merger became effective on April 20, 2016. As a result of the merger, the Company became wholly owned by Parent.

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At the effective time of the merger, each Share (including Shares represented by ADSs) issued and outstanding immediately prior to the effective time, other than Shares beneficially owned by the Rollover Shareholders, including 78,504 Shares held by Ms. Li, 73,712 Shares held by Mr. Zhang, 30,856 Shares held by Mr. Peng, 278,000 Shares held by Mr. Hong, 44,522,148 Shares held by Regal Fair, 17,384,544 Shares held by Sky Success and 12,000,000 Shares held by SIG China (such Shares collectively, the “Rollover Shares”), was cancelled in exchange for the right to receive $1.3075 in cash without interest, and for the avoidance of doubt, because each ADS represents four Shares, each ADS issued and outstanding immediately prior the effective time of the merger was cancelled in exchange for the right to surrender the ADS in exchange for $5.23 in cash per ADS without interest (less $0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement, dated as of September 27, 2010, by and among the Company, Citibank, N.A., and the holders and beneficial owners of ADSs issued thereunder), in each case, net of any applicable withholding taxes. The Rollover Shares were cancelled for no consideration.

As a result of the merger, the ADSs will no longer be listed on any securities exchange or quotation system, including the New York Stock Exchange (the “NYSE”), and the Company will cease to be a publicly traded Company. The Company has requested that trading of its ADSs on the NYSE be suspended. The Company requested NYSE to file Form 25 with the SEC notifying the SEC of the delisting of its ADSs on the NYSE and the deregistration of the Company’s registered securities. The Company intends to terminate its reporting obligations under the Exchange Act, by filing Form 15 with the SEC. The Company’s obligations to file with or furnish to the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

Item 16	Exhibits

(a)-(1)*	Proxy Statement of the Company dated March 23, 2016 (the “proxy statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to the proxy statement.

(a)-(4)	Form of Depositary’s Notice, incorporated herein by reference to the proxy statement.

(a)-(5)	Form of ADS Voting Instructions Card, incorporated herein by reference to the proxy statement.

(a)-(6)	Press Release issued by the Company, dated December 18, 2015, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 18, 2015.

(b)-(1)*	Commitment Letter, dated as of December 17, 2015, by and among China Merchants Bank Co., Ltd., New York Branch, Parent and Merger Sub.

(c)-(1)	Opinion of Duff & Phelps, LLC dated December 16, 2015, incorporated herein by reference to Annex B of the proxy statement.

(c)-(2)*	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated December 16, 2015.

(d)-(1)	Agreement and Plan of Merger, dated as of December 17, 2015, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.

(d)-(2)	Rollover Agreement, dated as of December 17, 2015, by and among Parent and the Rollover Shareholders incorporated herein by reference to Annex E to the proxy statement.

(d)-(3)	Limited Guarantee, dated as of December 17, 2015, by Regal Fair, Sky Success and SIG China in favor of the Company incorporated herein by reference to Annex F to the proxy statement.

(d)-(4)	Voting Agreement, dated as of December 17, 2015, by and among Parent, the Rollover Shareholders and Mr. Tim T. Gong incorporated herein by reference to Annex G to the proxy statement.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the proxy statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.

(g)	Not applicable.

*	Previously filed.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 20, 2016

Country Style Cooking Restaurant Chain Co., Ltd.

By:	/s/ Li-Lan Cheng
Name: Li-Lan Cheng
Title: Special Committee Chairman

Country Style Cooking Restaurant Chain Holding Limited

By:	/s/ Hong Li
Name: Hong Li
Title: Director

Country Style Cooking Restaurant Chain Merger Company Limited

By:	/s/ Hong Li
Name: Hong Li
Title: Director

Ms. Hong Li

/s/ Ms. Hong Li

Mr. Xingqiang Zhang

/s/ Mr. Xingqiang Zhang

Mr. Zhiyun Peng

/s/ Mr. Zhiyun Peng

Mr. Zhiyong Hong

/s/ Mr. Zhiyong Hong

Mr. Jinjing Hong

/s/ Mr. Jinjing Hong

Mr. Liping Deng

/s/ Mr. Liping Deng

Regal Fair Holdings Limited

By:	/s/ Hong Li
Name: Hong Li
Title: Director

Sky Success Venture Holdings Limited

By:	/s/ Zhiyun Peng
Name: Zhiyun Peng
Title: Director

Exhibit Index

(a)-(1)*	Proxy Statement of the Company dated March 23, 2016 (the “proxy statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to the proxy statement.

(a)-(4)	Form of Depositary’s Notice, incorporated herein by reference to the proxy statement.

(a)-(5)	Form of ADS Voting Instructions Card, incorporated herein by reference to the proxy statement.

(a)-(6)	Press Release issued by the Company, dated December 18, 2015, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 18, 2015.

(b)-(1)*	Commitment Letter, dated as of December 17, 2015, by and among China Merchants Bank Co., Ltd., New York Branch, Parent and Merger Sub.

(c)-(1)	Opinion of Duff & Phelps, LLC dated December 16, 2015, incorporated herein by reference to Annex B of the proxy statement.

(c)-(2)*	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated December 16, 2015.

(d)-(1)	Agreement and Plan of Merger, dated as of December 17, 2015, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.

(d)-(2)	Rollover Agreement, dated as of December 17, 2015, by and among Parent and the Rollover Shareholders incorporated herein by reference to Annex E to the proxy statement.

(d)-(3)	Limited Guarantee, dated as of December 17, 2015, by Regal Fair, Sky Success and SIG China in favor of the Company incorporated herein by reference to Annex F to the proxy statement.

(d)-(4)	Voting Agreement, dated as of December 17, 2015, by and among Parent, the Rollover Shareholders and Mr. Tim T. Gong incorporated herein by reference to Annex G to the proxy statement.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the proxy statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.

(g)	Not applicable.

*	Previously filed.